LVH_Exhibit (99.3) Interim Financial Statemets June 30, 2008

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Interim Consolidated Financial Statements

June 30, 2008

(Canadian Dollars)

(Unaudited – Prepared by Management)

Index                                                                                                                                          Page

Consolidated Balance Sheets……………………………………………………………	1

Consolidated Statements of Operations and Deficit………………………………...	2

Consolidated Statements of Cash Flows……………………………………………...	3

Notes to Consolidated Financial Statements…………………………………………	4 - 18

(These interim consolidated unaudited financial statements have not been reviewed by the Company’s Auditor)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2008 and December 31, 2007

(Canadian Dollars)

	June 30	December 31
	2008	2007
	(unaudited)	(audited)
Assets

Current
Cash and cash equivalents (note 7)	$4,595,786	$6,166,076
Accounts receivable (note 8)	78,807	115,737
Due from related parties (notes 8 and 11(a))	4,821	17,512
Prepaids & lease deposits	11,370	13,234

	4,690,784	6,312,559
Lease Deposit	4,619	4,619
Equipment & Software Development (note 9)	728,391	843,493

Total Assets	$5,423,794	$7,160,671

Liabilities

Current
Accounts payable & accrued liabilities	$136,962	$257,827
Due to related parties (note 11 (b))	0	343

	136,962	258,170

Stockholders’ Equity

Capital stock (note 10)	31,112,489	30,253,288
Share subscriptions	0	850,000
Contributed Surplus	3,196,233	3,159,311
Deficit	(29,021,890)	(27,360,098)

Total Stockholders’ Equity	5,286,832	6,902,501

Total Liabilities & Stockholders’ Equity	$5,423,794	$7,160,671

Commitments and Subsequent Events (notes 13 and 14)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Six Months Ended June 30

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	$235,298	$126,428	$434,446	$1,044,791

Expenses
Advertising and promotion	352,244	62,290	387,662	84,403
Consulting and professional fees	38,637	80,963	69,137	164,651
Amortization	64,753	62,953	132,054	127,842
Bank charges, interest and foreign exchange	37,311	467,841	(125,565)	513,352
Donation	5,000	0	5,000	0
Legal, accounting and audit	1,571	40,132	20,210	80,434
Management fees	90,000	90,000	180,000	180,000
Office and miscellaneous	13,064	28,360	113,505	119,803
Regulatory and transfer agent fees	3,499	7,197	5,626	9,407
Rent	42,309	46,125	100,099	92,925
Salaries and benefits	632,002	899,764	1,224,192	1,796,883
Shareholder communications	1,716	5,770	1,716	5,770
Telephone	11,575	17,145	28,559	32,922
Travel, meals and entertainment	(13,120)	70,930	21,765	145,487
	1,280,561	1,879,470	2,163,960	3,353,879

Loss Before Other Items	(1,045,263)	(1,753,042)	(1,729,514)	(2,309,088)
Other items
Interest income	15,174	81,678	67,722	165,049
Gain on settlement of debt	0	29,736	0	142,105

Net Loss for the Period	(1,030,089)	(1,641,628)	(1,661,792)	(2,001,934)
Deficit, Beginning of Period	(27,991,801)	(23,732,128)	(27,360,098)	(23,371,822)

Deficit, End of Period	(29,021,890)	(25,373,756)	(29,021,890)	(25,373,756)

Basic Loss per common share	(0.01)	(0.02)	(0.02)	(0.02)

Weighted average number of common shares outstanding	106,309,649	101,395,075	106,309,649	101,395,075

See notes to consolidated financial statements

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Six Months Ended June 30

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating Activities
Net loss	$(1,030,089)	$(1,641,628)	$(1,661,792)	$(2,001,934)
Items not affecting cash
Amortization	64,753	62,953	132,054	127,842
Termination of the Exclusivity Rights	350,000	0	350,000	0
Stock based compensation	34,952	190,007	36,922	436,582
	(580,384)	(1,388,668)	(1,142,816)	(1,437,510)

Changes in non-cash working capital:
Accounts receivable	13,284	114,247	32,311	224,333
Prepaids and lease deposits	20,000	2,375	6,483	0
Due from related party	(1,671)	2,232	12,691	0
Accounts payable and accrued liabilities	(130,288)	13,318	(120,865)	(275,129)
Due to related parties	0	0	(343)	(5,196)
	(98,675)	132,172	(69,723)	(55,992)
Cash Provided by (Used in) Operating Activities	(679,059)	(1,256,496)	(1,212,539)	(1,493,502)

Financing Activities
Common shares issued, net of issue costs	0	183,025	9,201	218,380
Payment of capital lease	0	0	0	0
Consideration for the termination of the Exclusivity Rights	500,000	0	500,000	0
Purchase of exclusivity rights	0	0	(850,000)	0
Other obligations (loans payable)	0	0	0	(1,019)
Cash Provided by (Used in) Financing Activities	500,000	183,025	(340,799)	217,361

Investing Activities
Purchase of equipment	(16,952)	(3,208)	(16,952)	(17,840)
Cash (Used in) Investing Activities	(16,952)	(3,208)	(16,952)	(17,840)

Outflow of Cash	(196,011)	(1,076,679)	(1,570,290)	(1,293,981)

Cash and Cash Equivalents, Beginning of Period	4,791,797	8,055,899	6,166,076	8,273,201

Cash and Cash Equivalents, End of Period	$4,595,786	$6,979,220	$4,595,786	$6,979,220

See notes to consolidated financial statements

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

1.

Nature of Operations

The principal business of Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) is the development of software for online Asian multi-player interactive card games.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”), a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce”), a United Kingdom corporation.  MT Commerce is a 100% wholly-owned subsidiary of the Company.  It is the Company’s intention that MT Commerce act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

Although management believes that the Internet gaming related activities of MTV and Blue Cactus will represent lawful business, there is the risk that the legality of the Internet gaming related activities of MTV and Blue Cactus may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going-concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

3.

Basis of Presentation (Continued)

The sale of the Company’s Action Poker Gaming Network (“APGN”) to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and, therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in these consolidated financial statements (note 4).

4.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

5.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTO Commerce Ltd. (Cyprus), MT Ventures Inc. (Antigua), MT Commerce Limited (UK) and Blue Cactus Enterprises Inc. (Antigua). All intercompany balances and transactions have been eliminated.

(b)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available–for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss). Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

(c)

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income.  The historical make-up of net income has not changed.  Other comprehensive income consists of gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(d)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

(e)

Amortization

Amortization of software and development costs and furniture and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Office furniture

- 20% declining-balance

(f)

Software development costs

The Company capitalized its software development costs.  Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs met the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria included identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever was higher, commencing in the year when commercial sales of the products commenced.

(g)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(h)

Revenue recognition

The Company recognizes revenues from licensees on an accrual basis upon completion of each game according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities, and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income (loss).

(k)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

           (l)   Use of estimates (Continued)

expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions in the determination of fair value of stock-based compensation, rates of amortization for equipment and software development, and determination of valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(m)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

(n)

Future accounting changes

(i)

Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(ii)

Financial instruments

In February 2007, CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of these new sections on its consolidated financial statements.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(n)

Future accounting changes (Continued)

(iii)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(iv)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v)

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

6.

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)   Fair value

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

Of the Company’s cash and cash equivalents 92% are in US dollars. The Company’s reported earnings include gain/losses on foreign exchange, which largely reflect revaluation of approximately US$4,244,405 (CDN $4,328,020) of US dollar denominated cash and cash equivalents.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

7.

Term Deposits

               The following term deposits were held by the Company at June 30, 2008:

Interest Rate Maturity Value

1.46% July 17, 2008 US $3,923,549

 8.

Account Receivable

            Accounts receivable is comprised of the following:

	June 30, 2008	December 31, 2007

Due from licensees	$62,279	$68,383
Accounts receivable	16,528	47,354
Due from related party	4,821	0

	$83,628	$115,737

9.

Equipment and Software Development

		Accumulated	June 30, 2008	December 31, 2007
	Cost	Amortization	Net Book Value	Net Book Value

Software and development costs	$526,577	$302,909	223,668	$276,330
Computer equipment	1,004,477	519,101	485,376	545,763
Furniture	21,400	2,053	19,347	21,400

	$1,552,454	$824,063	728,391	$843,493

Amortization expense for the six months ended June 30, 2008 of $13,104 has been applied to the costs capitalized during the year ended December 31, 2006.

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

10.

Capital Stock

(a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

 (b) Issued:

	June 30, 2008		December 31, 2007
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period,	102,070,795	$30,253,288	100,234,270	$29,792,819
Exercise of stock options for cash	78,750	9,201	1,961,500	247,755
Exercise of warrants for cash	0	0	25	25
Private Placement	5,000,000	8,500,000	0	0
Normal Course Issuer Bid	0	0	(125,000)	(36,875)
Reclassification of contributed surplus on exercise of options	0	0	0	249,564
Balance end of period	107,149,545	$31,112,489	102,070,795	$30,253,288

During the six months ended June 30, 2008, a total of 78,750 employee stock options were exercised at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,201.

During the six months ended June 30, 2008, the Company completed the private placement entered into with Special Opportunity Limited (“SPO”), a foreign investment company and has issued 5,000,000 units in the securities of the Company at the purchase price of $0.17 per unit for total proceeds to the Company of $850,000.  The units, which have been issued to SPO, had a hold period which expired on June 19, 2008.  Each unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of $0.25 per common share.

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have

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LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

10.

Capital Stock (Continued)

(b)  Issued (Continued)

been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

On November 4, 2002, the Company entered into a licensing agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab,  were restricted from trading until May 1, 2007.

(c)    Warrants:

During the six month ended June 30, 2008, the Company issued 5,000,000 warrants to SPO in connection with the Private Placement which was completed in February 2008.  Each share purchase warrant entitles SPO to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of $0.25 per common share.

During the year ended December 31, 2007, the Company issued 25 common shares of the Company as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

The following summarizes the warrants that have been issued, exercised, cancelled or expired during the six months ended June 30, 2008:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2006	7,942,750	$ 0.84
Issued	0	N/A
Exercised	(25)	$ 1.00
Expired	(7,942,725)	$ 0.84
Balance, December 31, 2007	0	0
Issued	5,000,000	$0.25
Balance, June 30, 2008	5,000,000	$0.25

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

10.

Capital Stock (Continued)

           c)     Warrants continued

At June 30, 2008, the following warrants were outstanding and exercisable.

Expiry Date	Exercise Price	Number of Shares

February 19, 2009	$0.25	5,000,000

Balance, End of Period	$0.25	5,000,000

(d)     Stock options:

During 2004, the Company’s stockholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX.V, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s stockholders, which was held on June 30, 2005, the stockholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX.V approval, the Company grants stock options to employees, directors, officers and consultants.  As at June 30, 2008, there are 1,042,594 stock options available for granting.

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.V.  During the six months ended June 30, 2008, 203,750 stock options at exercise prices ranging from $0.11 to $0.18 per common share were forfeited, 607,500 stock options at exercise prices ranging from $0.12 to $0.18 were cancelled 78,750 stock options were exercised at prices ranging from $0.10 to $0.12 per common share, 12,500 stock options at exercise price of $0.27 were expired and the Company granted 1,220,000 stock options to employees and consultants at exercise prices ranging from $0.075 to $0.15 per common share.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited, expired and cancelled during the six months ended June 30, 2008. The options vest 25% on grant and thereafter at 25% every six months.

	Number	Weighted Average
	of Stock Options	Exercise Price

Balance, December 31, 2006	13,653,000	$ 0.15
Granted	3,525,000	0.19
Forfeited	(1,912,000)	0.24
Exercised	(1,961,500)	0.13
Expired	(2,017,000)	0.25
Balance, December 31, 2007	11,287,500	$ 0.13

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

10.

Capital Stock (Continued)

d)

    Stock Options Continued

Granted	1,220,000	0.10
Forfeited	(203,750)	0.13
Exercised	(78,750)	0.12
Cancelled	(607,500)	0.16
Expired	(12,500)	0.27
Balance, June 30, 2008	11,605,000	$0.13

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, for the six months ended June 30, 2008 compensation expense of $36,922 was recognized as salaries expense (June 30, 2007: $436,582).

11.

Related Party Transactions

The Company shares office space and certain expenses with Zab, and Touchdown Capital Inc. (“TDCI”), companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab, and TDCI are charged for their proportionate share of office rent and office services provided by the Company.   Effective as of January 1, 2008, Mountain Capital Inc. (“MCI”) and Colt Resources Inc. (“CRI”) have relocated offices and have terminated the services provided by the Company.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On May 5, 2006, Zab sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see note 10(b)).

a)

  Due from related parties

	June 30, 2008	December 31, 2007
Receivables from MCI
Rent charged by LVFH	$ 0	$ 318
Office services charged by LVFH	0	1,272
	0	1,590
Receivables from TDCI
Rent charged by LVFH	630	318
Office services charged by LVFH	2,520	1,272
	3,150	1,590

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

11.

Related Party Transactions (Continued)

Receivable from Zab
Rent charged by LVFH	315	318
Office expense charged by LVFH	1,260	1,272
Reimbursements for expenses paid by LVFH	34	504
	1,609	2,094

Receivables from CRI
Rent charged by LVFH	0	2,120
Office services charged by LVFH	0	8,480
Reimbursements for expenses paid by LVFH	62	1,638
	62	12,238
Receivable from related parties	$ 4,821	$ 17,512

b)  Due to related parties

	June 30, 2008	December 31, 2007
Payable to directors	0	343

c)  Related party transactions are measured at the exchange amount and comprised of the following:

(i)

  management fees paid to a company owned by two directors in the amount of

     $180,000 (June 30, 2007: $180,000);

  (ii)   paid to the Company:

The Company charged Zab for:
(a) rent of $1,800 (June 30, 2007: $1,200);
(b) office expense of $7,200 (June 30,2007: $4,800); and

The Company charged CRI for:
(c) rent of $0 (June 30, 2007: $1,200);
(d) office expense of $0 (June 30, 2007: $4,800); and

The Company charged MCI for:
(e) rent of $0 (June 30, 2007: $1,200); and
(f) office expense of $0 (June 30, 2007: $4,800);

The Company charged TDCI for:
(g) rent of $1,800 (June 30, 2007: $1,200); and
(h) office expense of $7,200 (June 30, 2007: $4,800).

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

12.

Income Taxes

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $1,209,000 that can be carried forward indefinitely.

The Company has available non-capital losses of $10,563,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

Year	Amount
2008	$1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
2026	687,000
2027	3,968,000
$10,563,000

The benefit of these losses has not been recorded in these financial statements.

13.

Commitments

a)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of LVFH.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in June 2010 and is renewable.

b)

The Company has entered into a sub-lease agreement expiring on December 31, 2008 with an arm’s length third party in respect to approximately 6,414 square feet of office space.  Current monthly payments for the sub-lease consist of $3,475 plus GST for rent and, $10,193 plus GST for the Company’s proportionate share of the building property taxes and operating expenses.

14.

Subsequent Events

Subsequent to the six months ended June 30, 2008, a total of 1,203,750 stock options were forfeited with exercise prices ranging from $0.12 to $0.18 per common share; 75,000 stock options were expired with exercise price of $0.18 per common share; and a total of 90,000 stock options were granted with exercise prices ranging from $0.05 to $0.10 per common share.

.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Interim Consolidated Financial Statements

Six Months Ended June 30, 2008

(Canadian Dollars)

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman and C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the Issuer) for the Interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 20, 2008

”Bedo H. Kalpakian”

Bedo H. Kalpakian

Chairman and C.F.O.

.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President and C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the Issuer) for the Interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 20, 2008

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President and C.E.O.

.